FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008
Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

36th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     ☑          Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐          No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-   N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED
Form 6-K

Signature
Exhibit 99.1 — Press Release

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED
By:	/s/ Simon Dewhurst
	Name:	Simon Dewhurst
	Title:	Executive Vice President and Chief Financial Officer

Date: May 15, 2008

Exhibit 99.1
FOR IMMEDIATE RELEASE
MPEL First Quarter 2008 Earnings
New York, May 15, 2008 — Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL) ("MPEL''), a developer and owner of casino gaming and entertainment resort facilities, today reported unaudited financial results for the first quarter ended March 31, 2008.
Net revenue for the first quarter of 2008 was US$482.9 million, up from US$179.8 million in the fourth quarter of 2007(1). The revenue increase was driven almost entirely by the substantial improvement in the operating performance of Crown Macau.
Adjusted EBITDA(2) was US$77.4 million for the first quarter of 2008, up from a loss of US$1.6 million in the fourth quarter of 2007.
Net income for the quarter was US$43.2 million, or US$0.10 per ADS, compared to a net loss of US$36.5 million or US$0.09 per ADS in the fourth quarter of 2007. Net income margin based on net revenue was 9.0% in the quarter under review.
Commentary
Lawrence Ho, Chief Executive Officer and co-Chairman of MPEL, commented, “We are delighted to report our first full quarter of profitability since listing at the end of 2006. The dramatic improvement in the core rolling chip business at Crown Macau in the first quarter of 2008 has been maintained into the second quarter of 2008, and this has led to a rapid acceleration in profitability at both the property level and for MPEL as a whole. We see this as validation of our decision taken over nine months ago to sharpen our focus at Crown Macau on the rapidly growing rolling chip segment.
“In the span of a few short months, Crown Macau has become the busiest casino in the world in terms of gaming volume, impressive given the physical size of the property compared with many of its competitors, and the relatively modest capital investment cost of US$382 million (excluding land value). This is a testament to the award-winning design of the property and the quality of the guest experience delivered by our highly-trained staff. We are the only gaming operator in Macau successfully combining local expertise with International standards. We believe that our insight into the customer profile and our long established and close relationships with our approved junket operators provide MPEL with a distinct competitive advantage.
“We experienced a substantial improvement in rolling chip table games hold percentage in the first quarter of 2008; up from 2.4% in the last quarter of 2007 to 3.1% in the reporting quarter. This is above our expected long term hold percentage of 2.7%.
“We are encouraged by the success we have enjoyed at Crown Macau, and we are equally excited about City of Dreams, our ongoing development in Cotai. We held the topping out ceremony on schedule at the end of the first quarter 2008. We will continue to work diligently over the coming year to deliver an integrated urban destination resort with compelling entertainment and world-class amenities, designed to broaden the appeal of Macau to a growing population of visitors.
“We believe the recent announcement by the Macau government regarding the regulation of the gaming industry is a major positive for the industry and MPEL. We applaud the continued leadership the government has demonstrated on these important issues, and we are proud that our development pipeline delivers what Macau needs to become the entertainment capital of Asia. Our accomplishments are directly attributable not only to our vision and execution, but to the hard work and support of our staff. Upon completion of City of Dreams, MPEL will employ approximately 16,000 individuals in Macau. We are proud to add to the growing prosperity of the city and the ongoing improvement in the lives of its citizens.”
Crown Macau 1Q Results
For the quarter ended March 31, 2008, Crown Macau generated Adjusted EBITDA of US$76.7 million (a 16.7% Adjusted EBITDA margin on net revenue) compared with US$4.2 million in the fourth quarter of 2007. Net revenue achieved a near threefold sequential increase to US$459.9 million in the first quarter 2008, as compared with the last quarter of 2007.
Rolling chip volume totaled US$19.4 billion for the first quarter of 2008, up from US$8.5 billion in the preceding quarter. Actual rolling chip table games hold percentage in the first quarter of 2008 (calculated before discounts and commissions) was 3.1%, above our expected level of 2.7% and substantially above the level of 2.4% achieved in the preceding quarter.
In the mass market table games segment, drop (non rolling chip) totaled US$95.5 million, a 9.6% volume improvement on the preceding quarter. Mass market table games hold percentage was 15.8% in the reporting quarter, at the bottom end of our expected range for mass market table games hold percentage of 16% - 18%. Sequentially, mass market table games hold fell from 17.5% reported in the preceding period.
Gaming machine handle (volume) was US$42.4 million and gaming machine revenue was US$3.8 million in the first quarter of 2008, flat on a sequential basis with the preceding quarter.
Total non-gaming revenue at Crown Macau in the first quarter of 2008 was US$9.4 million, up US$1.8 million or 23.7% as compared with the preceding quarter. Occupancy in the first quarter of 2008 was 92% (78% in the fourth quarter 2007) and the average daily rate was US$233 per occupied room (US$221 in the fourth quarter 2007).

Mocha Clubs 1Q Results
Net operating revenue from the Mocha Clubs totaled US$22.9 million in the first quarter of 2008, representing a 12.8% increase from the corresponding quarter in 2007, and a 6% sequential improvement over the fourth quarter 2007.
Mocha Clubs generated US$6.5 million of Adjusted EBITDA in the first quarter of 2008, which compares with US$6.9 million in the first quarter of 2007. First quarter 2008 margins improved from 22.0% reported in the fourth quarter of 2007 to 28.4% in the current reporting quarter, but remain below the 34% reported in the first quarter of 2007 due to the alignment of labor costs with the market during the past year, as well as higher rental expense at several locations.
In the first quarter of 2008, the number of gaming machines in operation at the Mocha Clubs averaged approximately 1,045 across six locations. Average net win per gaming machine per day increased to US$241 from US$230, when compared with the same period in 2007, and a significant improvement over US$215 reported in the last quarter of 2007.
The seventh Mocha Club opened on October 3, 2007 at Mocha Square, a prime location in central Macau, adding approximately 130 gaming machines. The site was temporarily closed on December 31, 2007 for remedial renovation works and is currently scheduled to resume operations in June 2008. An expansion of the Hotel Royal Mocha outlet was completed and opened on February 5, 2008.
City of Dreams Update
On April 1, 2008, a major milestone for the development of City of Dreams was reached with the topping out of the main podium superstructure and the Hard Rock hotel. The first phase of City of Dreams is expected to open roughly one year from the topping out ceremony, with the date of the grand opening to be set early next year.
Upon completion, City of Dreams will feature a 420,000 square foot casino, numerous restaurants, retail boutiques, nightclubs, an iconic audio visual attraction, a spectacular Dragone show in a purpose built theater, as well as the Crown Towers, Hard Rock and twin-towered Grand Hyatt hotels plus an apartment hotel complex which, in aggregate, will deliver a diverse mix of approximately 2,200 guest rooms, suites and villas.
We estimate that approximately 83% of the hard costs associated with phases one and two of the project have now been let out to sub-contractors.
Macau Peninsula Project Update
The Company continues to review and develop its plans for the development of the Macau Peninsula project. Those plans are subject to completing the acquisition of the site and certain conditions including meeting applicable Macau regulatory requirements. We do not believe that the government’s recent policy announcements affect this project.
Other Factors Affecting Earnings
Total non-operating income for the first quarter of 2008 was US$0.6 million, which includes US$4.3 million in interest income, less other finance costs of US$3.5 million and US$0.2 million in net foreign exchange losses. Capitalized interest during the first quarter of 2008 totaled US$9.8 million. Pre-opening expenses, which are related to the development of City of Dreams, were US$2.0 million for the first quarter of 2008. Corporate expenses and other costs totaled US$7.0 million in the first quarter 2008. Total stock based compensation costs for MPEL were US$1.3 million in the current quarter. Depreciation and amortization costs of US$32.1 million were booked in the first quarter 2008, of which US$14.3 million relates to the amortization of our gaming sub-concession.
Financial Position and Capital Expenditure
Cash and cash equivalents as of March 31, 2008, including restricted cash, totaled US$949.1 million. Total outstanding debt at the end of the first quarter was US$615.8 million, consisting of approximately US$500.2 million from the draw down of the first tranche of our US$1.75 billion bank facility and US$115.6 million in loans from MPEL’s two major shareholders. Total debt to shareholders’ equity ratio as of March 31, 2008 was 25.0%.

Capital expenditures for the first quarter 2008 were US$189.1 million, essentially all of which is attributable to the development of City of Dreams.
Conference Call Information
MPEL will hold a conference call to discuss its first quarter 2008 financial results on Thursday, May 15, 2008, at 8:30 a.m. Eastern Standard Time (or 8:30 p.m. Hong Kong time). To join the conference call, please use the dial-in details below:

US Toll Free Number:	1.866.761.0749
US Toll Number: (for international callers)	1.617.614.2707
Hong Kong Toll Free Number:	852.3002.1672
Australia Toll Free Number:	1.800.002.971
UK Toll Free Number:	00.800.280.02002
Passcode:	MPEL
An audio webcast will also be available at http://www.melco-pbl.com.
A replay of the call will be available on the same day at 10:30 a.m. Eastern Standard Time (or 10:30 p.m. Hong Kong Time) until June 2, 2008. To listen to the replay, please use the dial in details below:

US Toll Free Number:	1.888.286.8010
US Toll Number: (for international callers)	1.617.801.6888
Passcode:	68666482
About Melco PBL Entertainment (Macau) Limited
Melco PBL Entertainment (Macau) Limited is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited, an operator of casino gaming and entertainment casino resort facilities. MPBL Gaming is one of six companies granted concessions or sub-concessions to operate casinos in Macau. Its first property, Crown Macau (www.crown-macau.com), opened on May 12, 2007. Other development projects include City of Dreams, an integrated casino resort located in Cotai. MPEL’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,100 gaming machines in seven locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-pbl.com.
MPEL has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr.

Lawrence Ho, who is also a Co-Chairman and the CEO of MPEL. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman and a Director of MPEL.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 9, 2008 and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.
Prior Period Comparative Figures
(1) Crown Macau, which generated in excess of 95% of MPEL’s consolidated revenue in the first quarter of 2008, did not commence operations until the second quarter of 2007. As such, it is management’s opinion that a comparative analysis to first quarter 2007 financial data (which would in accordance with convention be provided), is meaningless. Instead, and where appropriate, management has provided comparative analysis of first quarter 2008 performance on a sequential quarterly basis by reference to the fourth quarter of 2007, which management believes is more useful to the reader.

Non-GAAP Financial Measure
(2) “Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, stock-based compensation costs, and other non-operating income and expenses. Adjusted EBITDA is presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. MPEL also presents Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, Adjusted EBITDA should not be considered as an alternative to operating income as an indicator of MPEL’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, Adjusted EBITDA does not include depreciation and amortization or interest expense and therefore does not reflect current or future capital expenditure or the cost of capital. MPEL compensates for these limitations by using Adjusted EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. MPEL has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA. Also, MPEL’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.
MPEL has included schedules in the tables that accompany this release that reconcile operating income (loss) to Adjusted EBITDA and Adjusted EBITDA to net income (loss).
Contact:
Geoffrey Davis, CFA
Senior Vice President — Corporate Finance
Tel: 212.671.1936
Email: geoffreydavis@melco-pbl.com

Melco PBL Entertainment (Macau) Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2008	2007
	(Unaudited)	(Unaudited) (3)

OPERATING REVENUES
Casino	$479,690	$20,125
Rooms	4,081	—
Food and beverage	4,474	269
Entertainment, retail and other	1,277	—

Gross revenues	489,522	20,394
Less: promotional allowances	(6,654)	(102)

Net revenues	482,868	20,292

OPERATING COSTS AND EXPENSES
Casino	(375,630)	(11,205)
Rooms	(507)	—
Food and beverage	(3,356)	(200)
Entertainment, retail and other	(295)	—
General and administrative	(26,918)	(8,905)
Pre-opening costs	(1,974)	(14,240)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(4,601)	(4,255)
Depreciation and amortization	(13,184)	(3,027)

Total operating costs and expenses	(440,774)	(56,141)

OPERATING INCOME (LOSS)	42,094	(35,849)

NON-OPERATING INCOME (EXPENSES)
Interest income, net	4,289	7,440
Other finance costs	(3,476)	—
Foreign exchange (loss) gain, net	(185)	892
Other, net	15	62

Total non-operating income (expenses)	643	8,394

INCOME (LOSS) BEFORE INCOME TAX	42,737	(27,455)
INCOME TAX CREDIT	496	263

NET INCOME (LOSS)	$43,233	$(27,192)

EARNINGS (LOSS) PER SHARE:
Basic	$0.033	$(0.023)

Diluted	$0.033	$(0.023)

EARNINGS (LOSS) PER ADS:
Basic	$0.098	$(0.068)

Diluted	$0.098	$(0.068)

WEIGHTED AVERAGE SHARES USED IN EARNINGS (LOSS) PER SHARE CALCULATION:
Basic	1,320,938,904	1,205,934,896

Diluted	1,323,027,629	1,208,474,806

(3)	The unaudited condensed consolidated financial statements for 2007 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to current period presentation.

Melco PBL Entertainment (Macau) Limited
Condensed Consolidated Balance Sheet
(In Thousands of U.S. dollars)

	March 31,	December 31,
	2008	2007
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$822,786	$835,419
Restricted cash	126,273	298,983
Accounts receivable	46,139	49,390
Amounts due from affiliated companies	128	—
Inventories	1,640	1,484
Prepaid expenses and other current assets	15,905	15,715

Total current assets	1,012,871	1,200,991

PROPERTY AND EQUIPMENT, NET	1,155,852	980,241
GAMING SUB-CONCESSION	814,144	828,453
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT AND DEPOSITS	20,009	15,832
DEFERRED FINANCING COST	46,542	48,295
DEPOSIT FOR ACQUISITION OF LAND INTEREST	12,853	12,853
LAND USE RIGHTS, NET	442,867	447,468

TOTAL	$3,591,273	$3,620,268

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$4,621	$5,736
Accrued expenses and other current liabilities	399,861	468,236
Income tax payable	1,519	1,560
Amounts due to affiliated companies	3,157	6,602
Amounts due to shareholders	329	1,551

Total current liabilities	409,487	483,685

LONG-TERM DEBT	500,209	500,209
OTHER LONG-TERM LIABILITIES	20,862	11,074
DEFERRED TAX LIABILITIES	20,832	21,286
LOANS FROM SHAREHOLDERS	115,647	114,616
LAND USE RIGHTS PAYABLE	60,857	60,857

SHAREHOLDERS’ EQUITY
Ordinary shares	13,209	13,209
Additional paid-in capital	2,683,408	2,682,125
Accumulated other comprehensive losses	(20,754)	(11,076)
Accumulated losses	(212,484)	(255,717)

Total shareholders’ equity	2,463,379	2,428,541

TOTAL	$3,591,273	$3,620,268

Melco PBL Entertainment (Macau) Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA
(In Thousands of U.S. dollars)

	Three Months Ended March 31, 2008
			Corporate
	Crown	Mocha	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$66,339	$3,198	$(27,443)	$42,094
Pre-opening Costs	—	—	1,974	1,974
Depreciation and Amortization	10,271	3,256	18,567	32,094
Stock-based Compensation	80	31	1,147	1,258

Adjusted EBITDA	$76,690	$6,485	$(5,755)	$77,420

	Three Months Ended March 31, 2007
			Corporate
	Crown	Mocha	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(16,675)	$4,253	$(23,427)	$(35,849)
Pre-opening Costs	13,825	—	415	14,240
Depreciation and Amortization	1,574	2,656	17,361	21,591
Stock-based Compensation	—	—	1,650	1,650

Adjusted EBITDA	$(1,276)	$6,909	$(4,001)	$1,632

Melco PBL Entertainment (Macau) Limited
Reconciliation of Adjusted EBITDA to Net Income (Loss)
(In Thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2008	2007
	(Unaudited)	(Unaudited)

Adjusted EBITDA	$77,420	$1,632
Pre-opening Costs	(1,974)	(14,240)
Depreciation and Amortization	(32,094)	(21,591)
Stock-based Compensation	(1,258)	(1,650)
Interest and Other Non-Operating Income, Net	643	8,394
Income Tax Credit	496	263

Net Income (Loss)	$43,233	$(27,192)

Melco PBL Entertainment (Macau) Limited
Supplemental Data Schedule

	Three Months Ended
	March 31,
	2008	2007
Crown Macau
Average number of table games	243	NA
Average number of gaming machines	240	NA
Period end number of table games	246	NA
Period end number of gaming machines	212	NA
Table games win per unit per day (4)	$28,038	NA
Gaming machines win per unit per day (5)	$174	NA
Average daily rate (6)	$233	NA
Occupancy	92%	NA
Revenue per available room (7)	$213	NA

(4)	Table games win per unit per day is shown before discounts and commissions

(5)	Gaming machines win per unit per day is shown before deducting cost for slot points

(6)	Average daily rate is calculated by dividing total room revenue by total occupied rooms

(7)	Revenue per available room is calculated by dividing total room revenue by total rooms available